SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL makes strategic changes to its network and revises its 2015 operating margin guidance to adapt to the current economic scenario

São Paulo, November 11, 2015 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B-, Fitch: B-, Moody’s: B3), the largest low-cost and best-fare airline in Latin America hereby announces a change to its 2015 guidance, disclosed in the material fact of March 30, 2015 and revised in the material fact of August 13, 2015, and also announces strategic changes to certain domestic and international routes in order to better meet demand from its customers and market movements.

2015 Guidance	Current		Previous – Aug 13
	From	To	From	To
Annual change in domestic supply (ASK)	zero	-1%	zero	-1%
Average exchange rate (R$/US$)	3.40	3.30	3.15	2.95
Jet fuel price	2.25	2.15	2.30	2.10
Operating Margin (EBIT)	-2%	0%	2%	5%

These guidance revisions reflects the high foreign exchange volatility, the decline in international oil prices, and the current economic scenario which, altogether, impacted GOL’s costs and expenses and revenue from passenger transport, whose leisure and business traveler mix changed.

The maintenance of the 2015 domestic supply forecast, from zero to -1%, will reduce capacity by 5% to 7% in 4Q15, given the indicator’s increase by 1.6% until September.

Due to the impact of an adverse macroeconomic scenario, GOL may revise its guidance to incorporate any developments in its operating and financial performance, as well as any changes in interest, FX, GDP and WTI and Brent oil price trends.

Regarding the network, the changes include the creation of new flights, routes and destinations, as well as changes in frequency and the cancellation of destinations impacted by the appreciation of the U.S. dollar and Brazil’s economic downturn.  The changes are presented below:

Domestic Market

•         On October 25, the company launched new routes and flights departing from the Congonhas airport, in São Paulo. The destinations include the coastal cities of Salvador, Porto Seguro, Ilhéus and Florianópolis – very popular destinations during summer. Maringá, Londrina and Presidente Prudente will also gain new operations in Congonhas;

•         Departing from the Santos Dumont airport, in Rio de Janeiro for the high season, the company will count with direct flights to Navegantes and Florianópolis, in the South of Brazil. More cities will also be connected to Porto Seguro, with direct flights from Belo Horizonte, Rio de Janeiro and Brasília. The company will operate flights to Natal, Fortaleza, Salvador, Maceió and Recife, departing from Campinas;

•         These changes are aimed at capturing opportunities in the tourism sector and adjusting the company’s capacity to the current economic scenario in Brazil, in line with the already announced reduction in domestic supply of up to 1% in 2015.

1	GOL Linhas Aéreas Inteligentes S.A.

GOL makes strategic changes to its network and revises its 2015 operating margin guidance to adapt to the current economic scenario

International Market

•         The flights to Miami and Orlando, in the United States, will only be operated on a seasonal basis as of February 19, 2016. The company’s regular operation to Punta Cana, departing from Guarulhos, will remain unchanged;

•         The company is still studying the feasibility to maintain its operations to Caracas, in Venezuela. The flights to that destination are currently still operating but frequency was reduced to once a week;

•         GOL plans to add new Latin American destinations, such as Havana, in Cuba;

•         Following the example of the Fortaleza – Buenos Aires and Natal – Buenos Aires stretches, the company is considering creating new direct flights to the Argentinean capital, departing from other cities in the Northeast.

These changes have the purpose of making a better use of the company's resources, redirecting them to more popular routes. The standardized Boeing 737 fleet allows GOL to operate its network in a flexible and dynamic manner, distributing its aircraft through the various routes, regardless of them being short- or long-haul flights, and based on the company’s needs.

More details can be found on the Customer Relationship Center, with the Online Customer Service, available on the company’s website (www.voegol.com.br), or by telephone 0300-115-2121.

Investor Relations

ri@golnaweb.com.br

www.voegol.com.br/ri

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (BMF&BOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and best-fare airline in Latin America, offers around 900 daily flights to 73 destinations, 17 international, in South America, the Caribbean and the United States, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 700 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and eleven abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.